UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Allied Holdings, Inc.

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

019223 10 6

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person.
     Robert E. Robotti
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 732,597
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 732,597

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     732,597

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
     8.2%

12. Type of Reporting Person (See Instructions)
     IN, HC

1. Name of Reporting Person.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

3. SEC Use Only

4.. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 5,940
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 5,940

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,940

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11. Percent of Class Represented by Amount in Row (9)
    Less than 1%

12. Type of Reporting Person (See Instructions)
    BD

1. Name of Reporting Person.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: -0-

6. Shared Voting Power: 321,600

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 321,600

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    321,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    3.6%

12. Type of Reporting Person (See Instructions)
    IA

1. Name of Reporting Person.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 405,057
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 405,057

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    405,057

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    4.5%

12. Type of Reporting Person (See Instructions)
    OO

1. NAME OF REPORTING PERSON
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: -0-

6. Shared Voting Power: 405,057

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 405,057

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   405,057

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    4.5%

12. Type of Reporting Person (See Instructions)
    PN

Item 1(a).   **Name Of Issuer:**
Allied Holdings, Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices:**
Suite 200, 160 Clairemont Avenue, Decatur, Georgia 30030

Item 2(a).   **Name of Persons Filing:**
This statement is filed by:
(i)   Robert E. Robotti ("Robotti"), a United States citizen; and
(ii)   Robotti & Company, LLC ("Robotti & Company"), a New York limited liability company and broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"); and
(iii)   Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York limited liability company and investment advisor registered under the Investment Advisers Act of 1940; and
(iv)   Ravenswood Management Company, L.L.C. ("RMC"), a limited liability company and the general partner of The Ravenswood Investment Company, L.P.; and
(iv)   The Ravenswood Investment Company, L.P. ("RMC"), a New York limited partner ship.

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

52 Vanderbilt Avenue
New York, New York 10017-3808

Item 2(c).   **Citizenship:**
See Item 2(a)

Item 2(d).   **Title of Class of Securities:**
Common Stock - No Par Value (the "Common Stock")

Item 2(e).   **CUSIP Number**
019223 10 6

Item 3.   **If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**
(a)   [X]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)   [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [X]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)   [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)   [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)   [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   **Ownership**

(a)   Mr. Robotti may be deemed to have beneficial ownership of 732,597 shares of the Common Stock through the following:

- his ownership of Robotti & Company by virtue of the investment discretion Robotti & Company has over its discretionary brokerage customers, which beneficially holds an aggregate of 5,940 shares of the Common Stock; and
- his ownership of Robotti Advisors, an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E), by virtue of the investment discretion Robotti Advisors has over the accounts of its advisory clients, which beneficially holds an aggregate of 321,600 shares of the Common Stock; and
- his position as Managing Member of RMC, which serves as the General Partner of RIC. RIC beneficially owns 405,057 shares of the Common Stock.

(b)   The amount of 732,597 shares of the Common Stock beneficially owned by Mr. Robotti is 8.2% of the total outstanding shares of 8,919,153 Common Stock, no par value per share, as of December 31, 2004, as per the Issuer's most recent 10-Q/A dated January 14, 2005.

(c)   (i) Mr. Robotti does not have the sole power to vote or direct the vote of any shares of the Common Stock.
(ii) Mr. Robotti shares the power to vote or direct the vote of 732,597 shares of the Common Stock through the following:

- he shares with Robotti & Company and its discretionary brokerage customers the power to vote or direct the vote of 5,940 shares of the Common Stock; and
- he shares with Robotti Advisors and its advisory clients, the power to vote or direct the vote of 321,600 shares of the Common Stock; and
- he shares with the other Managing Member of RMC, which serves as the General Partner of RIC, the power to vote or to direct the vote of 405,057 shares of the Common Stock.

(iii) Mr. Robotti does not have sole power to dispose or to direct the disposition of any shares of the Common Stock.
(iv) Mr. Robotti shares the power to dispose or to direct the disposition of 732,597 shares of the Common Stock through the following:

- he shares with Robotti & Company and its discretionary brokerage customers the power to dispose or direct the disposition of 5,940 shares of the Common Stock; and
- he shares with Robotti Advisors and its advisory clients, the power to dispose or direct the disposition of 321,600 shares of the Common Stock; and
- he shares with the other Managing Member of RMC, which serves as the General Partner of RIC, the power to vote or to direct the vote of 405,057 shares of the Common Stock.

Item 5.   **Ownership of Five Percent or Less of a Class.**
Not Applicable.

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**
Not Applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**
Not Applicable.

Item 8.   **Identification and Classification of Members of the Group.**
Not Applicable.

Item 9.   **Notice of Dissolution of Group.**
Not Applicable.

Item 10.   **Certifications:**
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

<table>
<tr><td></td><td>Robotti & Company, LLC</td></tr>
<tr><td>/s/ Robert E. Robotti
Robert E. Robotti</td><td>By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President</td></tr>
</table>

<table>
<tr><td>Ravenswood Management Company, L.L.C.</td><td>Robotti & Company Advisors, LLC</td></tr>
<tr><td>By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member</td><td>By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President</td></tr>
</table>

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.P.
       Its General Partner

By: /s/ Robert E. Robotti
       Name: Robert E. Robotti
       Title: Managing Member